SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                     March                    , 2005

SHELL CANADA LIMITED

(Translation of registrant’s name into English)

400 – 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐     Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☑

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED (Registrant)
Date: March 22, 2005	By:	“S.A. FISH”
(Signature)

S.A. Fish, Vice President
(Name and Title)

	By:	“S.L. COSMESCU”
(Signature)

S.L. Cosmescu, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
TUESDAY, MARCH 22, 2005

One train at Scotford Upgrader out of service

Calgary, Alberta – Shell Canada announced today that one of two trains at the Scotford Upgrader has been temporarily taken out of service and is not expected to return to full operation until the end of March.

On March 15, 2005 a valve failure at the Scotford Upgrader resulted in the shutdown of Train 1. The valve was quickly replaced and the upgrader returned to full operation. However, over the weekend an unacceptable temperature variance in the exterior wall of one of the residue hydro-crackers (RHC’s) in Train 1 necessitated another shutdown of the train.

To ensure the integrity of the RHC, the unit will need to be flushed out and then slowly brought back up to operating temperature. This process is expected to take approximately 10 days. The second train at the upgrader and both trains at Muskeg River Mine continue in full service.

As a result of this outage, Shell expects production of synthetic crude oil in March will be reduced by approximately 25 per cent.

The Muskeg River Mine is located about 75 kilometres north of Fort McMurray, Alberta. The Scotford Upgrader is located in Fort Saskatchewan, northeast of Edmonton. Together, these facilities make up the Athabasca Oil Sands Project, a joint venture of Shell Canada Limited (60 per cent), Chevron Canada Limited (20 per cent) and Western Oil Sands L.P. (20 per cent).

Media Inquiries:	Investor Inquiries:
Janet Annesley Public Affairs, Oil Sands (403) 691-2023	Jim Fahner Manager, Investor Relations (403) 691-2175

This document contains “forward-looking statements” based upon current expectations, estimates and projections of future production, project startup and future capital spending. Forward-looking statements include, but are not limited to, references to future capital and other expenditures, drilling plans, construction activities, the submission of regulatory applications, refining margins, oil and gas production levels, references to resources and reserves estimates.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements involve numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Corporation. These risks and uncertainties include, but are not limited to, the risks of the oil and gas industry (including operating conditions and costs), demand for oil, gas and related products, disruptions in supply, project schedules, the uncertainties involving geology of oil and gas deposits, the uncertainty of reserves estimates, fluctuations in oil and gas prices and foreign currency exchange rates, general economic conditions, commercial negotiations, changes in law or government policy, and other factors, many of which are beyond the control of the Corporation.